EXHIBIT 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)

	Year Ended December 31,
	2017		2016		2015		2014		2013
Earnings
Income from continuing operations before income taxes	$347,069		$283,523		$262,704		$210,495		$165,788
Fixed charges	83,453		54,096		46,413		29,797		25,820
Amortization of capitalized interest	320		308		297		287		280
Capitalized interest	(524)		(414)		(450)		(407)		(85)
Total earnings	430,318		240,172		191,803		155,820		115,243

Fixed Charges
Floor plan interest expense	39,336		25,531		19,534		13,861		12,373
Other interest expense (1)	34,776		23,207		19,491		10,742		8,350
Capitalized interest costs	524		414		450		407		85
Interest component of rent expense	8,817		4,944		6,938		4,787		5,012
Total fixed charges	83,453		54,096		46,413		29,797		25,820

Ratio of earnings to fixed charges	5.2	x	4.4	x	4.1	x	5.2	x	4.5	x

(1) Other interest expense includes amortization of debt issuance costs

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.